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Exhibit 99.5

Edison Mission Energy
Illinois Plants—Funds Flow from Operations
Twelve Months Ended December 31, 2001
(In Thousands) (Unaudited)

	Midwest Generation LLC SEC Reporting Basis	Edison Mission Overseas Company	Edison Mission Midwest Holdings	Consolidation Adjustments (Note 2)	Sale Leaseback Adjustments (Note 1)	Edison Mission Midwest Holdings	Reclassification Adjustment (Note 2)	Sale Leaseback Adjustments (Note 3)	Illinois Plants
		(Consolidated)	(Parent)			(Consolidated)
Project Revenues
Electric revenues	$1,078,755	$—	$—	$—	$—	$1,078,755	$11,213	$—	$1,089,968
Income (losses) from energy trading and price risk management	(21,273)	—	—	—	—	(21,273)	—	—	(21,273)

Total Operating revenues	1,057,482	—	—	—	—	1,057,482	11,213	—	1,068,695

Project Operating Expenses
Fuel	354,425	—	—	—	—	354,425	11,213	—	365,638
Plant operations	402,000	—	—	—	35,736	437,736	—	74,754	512,490
Depreciation and amortization	166,718	14	—	—	(25,462)	141,270	—	(42,632)	98,638
Administrative and general	30,160	483	33	(18,353)	—	12,323	—	—	12,323

Total operating expenses	953,303	497	33	(18,353)	10,274	945,754	11,213	32,122	989,089

Project Revenues less Operating Expenses	104,179	(497)	(33)	18,353	(10,274)	111,728	—	(32,122)	79,606

Project Other Income (Expense)
Interest and other income	440	528	604	—	—	1,572	—	—	1,572
Intercompany interest income (expense)	—	—	—	—	—	—	—	—	—
Edison Mission Energy	129,637	—	—	—	—	129,637	—	—	129,637
Edison Mission Overseas	(256,940)	256,940	—	—	—	—	—	—	—
Interest expense	(131,419)	—	(108,120)	—	42,984	(196,555)	—	88,434	(108,121)

Total other income (expense)	(258,282)	257,468	(107,516)	—	42,984	(65,346)	—	88,434	23,088

Income (Loss) before Income Taxes	(154,103)	256,971	(107,549)	18,353	32,710	46,382	—	56,312	102,694
Income Taxes	(56,439)	98,800	(41,350)	7,056	13,528	21,595	—	23,290	44,885

Net Income (Loss)	$(97,664)	$158,171	$(66,199)	$11,297	$19,182	$24,787	$—	$33,022	$57,809

Funds Flow from Operations
Income (loss) before Income Taxes	$(154,103)	$256,971	$(107,549)	$18,353	$32,710	$46,382	$—	$56,312	$102,694
Add (deduct):
Depreciation and amortization	166,718	14	—	—	(25,462)	141,270	—	(42,632)	98,638
Debt service

Funds Flow from Operations	$12,615	$256,985	$(107,549)	$18,353	$7,248	$187,652	$—	$13,680	$201,332

Note 1	Consolidation adjustment required to report the Collins Leases as operating leases by Edison Mission Midwest Holdings and Subsidiaries in lieu of lease financings recorded by Midwest Generation LLC.
Note 2	Includes: (1) reclassification adjustment related to presentation of revenues and operations expenses with no impact on income before taxes, and (2) push down of parent G&A for SEC reporting.
Note 3	Consolidation adjustment required to report the Powerton/Joliet Leases as operating leases by Edison Mission Energy and Subsidiaries in lieu of lease financings recorded by Midwest Generation LLC.
The above schedule is provided as supporting financial information to the Funds Flow from Operations set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations. Illinois Plants is not a legal entity and accordingly, the above financial information for the Illinois Plants has not been prepared in accordance with generally accepted accounting standards.

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  Exhibit 99.5
Edison Mission Energy Illinois Plants—Funds Flow from Operations Twelve Months Ended December 31, 2001 (In Thousands) (Unaudited)